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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For September 7, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  September 7, 2005

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                    PRECISION DRILLING CORPORATION ANNOUNCES
                ITS INTENTION TO REORGANIZE INTO AN INCOME TRUST

CALGARY, September 7, 2005 - Precision Drilling Corporation ("Precision") announces that the Board of Directors (the "Board") of Precision has unanimously approved the reorganization (the "Reorganization") of Precision's existing operations and holdings into an income trust by way of plan of arrangement. Subject to shareholder approval, shareholders will receive for each common share of Precision:

    o one unit (a "Trust Unit") of a new trust (the "Trust") to be created from Precision's Canadian contract drilling, service rig, snubbing, rentals, and related services businesses ("Remaining Canadian Operations");

    o a pro rata share of the 26 million common shares of Weatherford International Ltd. ("Weatherford") currently owned by Precision (the "Weatherford Shares"); and

    o a pro rata share of up to Cdn $850 million of cash (the "Special Cash Consideration").

The maximum amount of the Special Cash Consideration assumes the completion of the sale of CEDA Holdings Ltd. and will be reduced by Cdn $273 million if that sale does not occur, and will also be reduced if the closing price of Weatherford's common shares on the New York Stock Exchange exceeds US $67.71 per share on the effective date of the Reorganization. That reduction will be necessary to allow Precision to retain funds to cover its increased income tax obligations arising from the increase in value of the Weatherford Shares at the time of their transfer to Precision shareholders.

Taxable shareholders resident in Canada will alternatively be entitled, in addition to their pro rata share of Weatherford Shares and the Special Cash Consideration, to elect to receive limited partnership units ("Exchangeable LP Units") that will be exchangeable into Trust Units on a one-for-one basis. There will, however, be a maximum number of Exchangeable LP Units issued under the Reorganization and, if requests for Exchangeable LP Units exceed the maximum, the Exchangeable LP Units will be pro-rated among those electing eligible shareholders. The Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of Trust Units, being entitled to the same monthly cash distributions as a Trust Unit and to vote on Trust matters with holders of Trust Units through a special voting unit.

REDEMPTION OF DEBENTURES

Precision will, as soon as reasonably possible, commence the process of fully redeeming all of its outstanding debentures consisting of: Cdn $200 million 6.85% Series 1 debentures, Cdn $150 million 7.65% Series 2 debentures and US $300 million 5.625% debentures, in each case, utilizing the early redemption provisions available in the respective indentures. It is anticipated that all such redemptions will be completed prior to the Reorganization. Precision expects to have a bank loan facility in place by the time of the Reorganization sufficient to cover initial requirements and ongoing working capital needs.

RATIONALE FOR THE TRANSACTION AND RECOMMENDATION OF THE SPECIAL COMMITTEE

Over the past two years, the Board of Precision has studied various alternatives to maximize shareholder value, including the merits of income trust structures. In early 2005, the Board requested management of Precision to undertake a detailed examination of possible strategic alternatives available to Precision to ensure the appropriate structure was in place for the future growth of Precision and the enhancement of shareholder value.

On June 6, 2005, Precision entered into an agreement to sell it's Energy Services and International Contract Drilling Divisions to Weatherford for Cdn $1,130 million and 26 million Weatherford common shares (the "Weatherford Transaction"). On June 15, 2005, Precision announced that it was undertaking an examination of available strategic alternatives with respect to its Remaining Canadian Operations, including determining the viability of conversion into an income trust. On August 31, 2005, Precision announced the closing of the Weatherford Transaction and the pending sale of CEDA Holdings Ltd. for Cdn $273 million.

Subsequent to the signing of the definitive agreement for the Weatherford Transaction, a Special Committee of independent directors of Precision was appointed to undertake a further examination of the strategic alternatives with respect to Precision's Remaining Canadian Operations. The Special Committee concluded that the proposed Reorganization into an income trust is in the best interests of Precision and its shareholders and recommended to the Board of Directors that Precision proceed with the proposed Reorganization.

The Special Committee based its recommendation on a number of factors including an opinion from FirstEnergy Capital Corp. that the conversion of the Remaining Canadian Operations of Precision into an income trust is fair from a financial point of view to the holders of Precision common shares. Other factors that were considered included:

        1. It is anticipated that the cash distribution to unitholders will provide an attractive rate of return without impairing Precision's ability to finance maintenance and expansion capital expenditures.

        2. A trust structure provides a tax efficient structure for providing cash distributions to unitholders and, as Precision is currently cash taxable, the trust structure should reduce or eliminate the income tax liability, thereby increasing the amount of cash available for distribution to unitholders and for future capital expenditures.

        3. Precision's Remaining Canadian Operations generate substantial levels of free cash flow and have predictable yet flexible requirements for capital expenditures.

        4. A trust structure provides Precision with a competitive structure to finance growth opportunities.

        5. It is anticipated that the combined value of the Weatherford Shares, the Special Cash Consideration and the market value of the Trust Units will be greater than the market value of the common shares of Precision.

PRECISION TRUST

The Trust, through wholly-owned operating entities, will continue the business and operations currently comprising the Remaining Canadian Operations. Management of the Remaining Canadian Operations will be lead by Hank Swartout in a continuing role as Chairman and Chief Executive Officer. Effective at the time of the Reorganization, Mr. Swartout will relinquish the position of President of Precision and will announce the appointment of Gene Stahl to the position of Chief Operating Officer and President. Mr. Stahl has been employed with Precision for the past nine years in a diverse mix of management roles, most recently as Vice President, Rentals. The existing operations management team will remain intact and the Reorganization will have little impact on the operations of the continuing businesses. Additionally, Precision will announce the appointment of Doug Strong to the position of Chief Financial Officer. Mr. Strong is a Chartered Accountant with nearly 20 years of domestic and international oilfield service industry experience and has been the Group Controller for the continuing businesses for the past eight years.

The current directors of Precision will serve as the initial Trustees of the Trust.

The Trust will employ a strategy to:

        1. Provide Trust unitholders and holders of Exchangeable LP Units with an annual cash-on-cash yield by making monthly cash distributions to Trust unitholders and holders of Exchangeable LP Units;

        2. Maintain Precision's existing operating assets, and any additional assets acquired by any of the operating entities owned, directly or indirectly, by the Trust, in a manner that provides predictable cash flow; and

        3. Enable Precision, and any other operating entities owned, directly or indirectly by the Trust, to continue to expand their businesses through development, expansion and acquisition opportunities that will be accretive to Trust unitholders.

Based on current business conditions, it is currently anticipated that the board of Trustees of the Trust will set the initial monthly distribution at approximately Cdn $0.24 per Trust Unit. The Trustees of the Trust will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various economic factors and is at the discretion of the Trustees. The anticipated distribution policy targets the use of approximately 70% of available cash for distribution to unitholders. Based upon current economic factors and the size of the Trust's capital budget, it is expected that the remaining approximately 30% of cash available for distribution will fund the Trust's annual capital expenditure program.

PLAN OF ARRANGEMENT

The Reorganization will be completed by way of Plan of Arrangement and will be subject to finalization and execution of transaction documentation and to shareholder, court, and applicable regulatory approvals. A special meeting of shareholders is planned for late October 2005 to approve the proposed trust conversion and transfer of Weatherford Shares and the Special Cash Consideration. The Plan of Arrangement will require the approval of 66 2/3% of the votes cast by shareholders of Precision. An information circular describing the Reorganization is expected to be mailed to Precision's shareholders in early October 2005 and the closing of the Reorganization is expected to occur in November 2005.

Employee share purchase options either have been or will be, as part of the Reorganization, accelerated and will be available for exercise or surrender for cash equal to the intrinsic value of the outstanding options.

TAX IMPLICATIONS

For Precision shareholders resident in Canada, other than eligible shareholders who are able to obtain a partial tax deferral by electing to receive Exchangeable LP Units, the exchange of Precision common shares for Trust Units, Weatherford Shares and the Special Cash Consideration generally will result in a disposition giving rise to a gain or a loss for Canadian tax purposes. Precision shareholders who are not resident in Canada generally will not be subject to Canadian taxation in respect of the disposition of their common shares. The Weatherford Shares and the Trust Units will be qualified investments for RRSPs, RESP's and DPSP's.

For Precision shareholders resident in the United States, the receipt of Trust Units in exchange for Precision common shares generally will not result in the recognition of a taxable gain or loss for United States tax purposes. Receipt of Weatherford Shares and the Special Cash Consideration by Precision shareholders resident in the United States will, to the extent of current and accumulated earnings and profits of Precision, generally result in the recognition of dividend income in the amount of the fair market value of Weatherford Shares and the Special Cash Consideration received.

Distributions on the Trust Units to holders who are non-residents of Canada generally will be subject to Canadian statutory withholding tax, which may be reduced by an applicable tax treaty. Distributions on the Trust Units to holders who are residents of the United States for purposes of the CANADA-UNITED STATES TAX CONVENTION generally will be subject to a 15 percent Canadian statutory withholding tax. It is intended that the Trust will elect to be treated as a corporation for United States federal tax purposes, such that distributions (as computed under United States tax principles) received by a United States holder of Trust Units will be qualified dividend income for purposes of the INTERNAL REVENUE CODE that qualify for preferential tax rates for individual United States shareholders.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements contained in this press release may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts. These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the entities discussed in this Press Release to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the US Securities and Exchange Commission.

FINANCIAL ADVISORS

FirstEnergy Capital Corp. acted as Financial Advisor to the Special Committee of the Board of Directors of Precision with respect to the Reorganization.

CONFERENCE CALL

A conference call will be held with senior management of Precision to provide an overview of the proposed Reorganization at 9:00 a.m. (Mountain Standard Time) on September 7, 2005. The conference call dial in number for callers in North America is 1-800-814-4941 and the dial in number for callers outside of North America is 1-416-640-4127.

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting "INVESTOR RELATIONS", then "WEBCASTS".

An archived recording of the conference call will be available approximately one hour after the completion of the call until September 14, 2005, by dialing 1-877-289-8525, and then entering the pass code 21151016#.

Precision is listed on the Toronto Stock Exchange under the trading symbols "PD" and "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Mr. Hank Swartout, Chairman, President and Chief Executive Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251, Website:
www.precisiondrilling.com.